PAX WORLD FUNDS SERIES TRUST III

30 Penhallow Street, Suite 400

Portsmouth, New Hampshire 03801

May 19, 2014

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:  Mr. Edward P. Bartz

Re: Pax World Funds Series Trust III (the “Registrant”)

Registration Statement on Form N-1A (File Nos. 333-194601 and 811-22935)

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A (the “Registration Statement”) be accelerated to 5:00 p.m. on May 21, 2014, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Nathan Somogie of Ropes & Gray LLP at (617) 951-7326 with any questions or as soon as the Registration Statement has been declared effective.

Very truly yours,

PAX WORLD FUNDS SERIES TRUST III

By:	/s/ Joseph F. Keefe
Name:	Joseph F. Keefe
Title:	President

May 19, 2014

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re: Pax World Funds Series Trust III (the “Registrant”)

Registration Statement on Form N-1A (File Nos. 333-194601 and 811-22935)

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. on May 19, 2014, or as soon thereafter as practicable.

Sincerely,

ALPS DISTRIBUTORS, INC

By:	/s/ Liza M. Orr
Name: Liza M. Orr
Title: V.P.

April 11, 2014

Nathan D. Somogie, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Re:                             Pax World Funds Series Trust III

File Nos. 333-194601 and 811-22935

Dear Mr. Somogie:

On March 17, 2014, you filed a registration statement on Form N-1A for Pax World Funds Series Trust III (the “Trust”), consisting of Pax Global Women’s Index Fund (the “Fund”).  We have reviewed the registration statement, and have provided our comments below.  For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement.  Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Summary of Key Information — Index Description (Page 5)

1.             This section provides a description of the Index.  Please move this section to the summary discussion of the Fund’s principal investment strategy.  Also, please describe the market capitalization of the constituents of the Index.

Summary of Key Information — Principal Investment Strategies (Page 6)

2.             The first paragraph of this section states that the Fund will invest 40% of its net assets in foreign companies “(or, if less, at least the percentage of net assets that is ten percentage points less than the percentage of the Index represented by foreign companies).”  We find the parenthetical confusing, and may not be consistent with our policy on “global” funds, and therefore must be revised. Since the name of the Fund includes the term “global,” the Fund must “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).  To eliminate the confusion discussed above, the Fund could revise its policy to state that, under normal market conditions, it will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

3.             The first paragraph also provides that the Fund may use an “optimized or enhanced strategy” to achieve its investment objective, weighting companies with “more favorable characteristics” more heavily than their respective weightings in the Index.  Please disclose these “more favorable characteristics,” and explain to us why the “optimized or enhanced strategy” is appropriate for an index fund.

4.             The second paragraph in this section states that, if the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is currently concentrated.

Summary of Key Information — Principal Risks (Page 7)

5.             This section provides descriptions of the principal risks related to the Fund’s growth securities, value securities, and portfolio turnover.  Please disclose the Fund’s investment strategies related to these three risks in the discussion of the Fund’s principal investment strategies.

About the Fund — Investment Objective (Page 12)

6.             The first paragraph of the “Investment Restrictions” section on page 49 of the Statement of Additional information discloses that the Fund’s investment objective is a non-fundamental policy.  Please disclose in this section that the Fund’s investment objective may be changed without shareholder approval.  See Item 9(a) of Form N-1A.  Also, please disclose or explain to us supplementally what notice, if any, is provided to shareholders should the Fund’s investment objective be changed.

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About the Fund — Index Description (Page 12)

7.             Please discuss in this section the policies and procedures enacted to minimize any potential conflicts caused by the fact that Pax World Mutual Funds and its affiliates act as both Index provider and investment adviser to the Fund.

How to Sell Shares — Redemptions of Institutional Class and Individual Investor Class Shares (Page 25)

8.             The penultimate paragraph in this section states that the Fund charges a fee of $10 for wire redemptions.  Please disclose this fee in the fee table.

STATEMENT OF ADDITIONAL INFORMATION

Credit Default Swaps (Page 6)

9.             The final paragraph in this section states that the Fund will segregate assets in an amount equal to the aggregate market value of the credit default swaps of which it is the seller.  Please revise this disclosure to provide that, when the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the credit default swap.

Investment Restrictions (Page 49)

10.          The second investment restriction provides the Fund’s fundamental concentration policy. Since the Fund’s concentration policy is based on the concentration of the Index, please confirm to us that, should the Fund change its Index, it will hold a shareholder vote to propose changing its concentration policy.

Financial Statements (Page 86)

11.          A “seed” financial statement for the Fund was not included in the registration statement. Please confirm to us that this prospectus will not be used to sell shares of the Fund until the assets of the predecessor fund have been transferred to the Fund.

GENERAL COMMENTS

12.          Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

13.          We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

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14.          If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

15.          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel

cc:                                Brian D. McCabe, Esq.

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ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

May 19, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:                             Pax World Funds Series Trust III (the “Registrant”)

(File Nos. 333-194601 and 811-22935)

Dear Mr. Bartz,

We are writing to respond to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 18, 2014 in connection with the above-referenced registration statement on Form N-1A (the “Registration Statement”), filed with the Commission on March 17, 2014 under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s additional comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

1. Comment. With respect to Comment and Response 1 in the Registrant’s comment response letter dated April 17, 2014, please incorporate the disclosure under the heading “Index Description” into the summary discussion of the Fund’s principal investment strategy, rather than describing the Index in a separate section.

Response. In response to your comment, the requested change will be made.

2. Comment.  With respect to Comment and Response 2 in the Registrant’s comment response letter dated April 17, 2014, please revise the discussion of the Fund’s principal investment strategy to state that, under normal market conditions, the Fund will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would normally invest at least

30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response.  In response to your comment, the requested change will be made.

3. Comment. With respect to Comment and Response 3 in the Registrant’s comment response letter dated April 17, 2014, please explain supplementally why an optimized or enhanced strategy is appropriate for an index fund.

Response.  The Fund’s strategy is “enhanced” or “optimized” in the sense that it seeks not only to match the returns of the Index, but to generate returns that exceed those of the Index.  The Fund’s strategy, while based on the Index, is thus not entirely “passive.”  The Fund’s weighting of the component securities of the Index may differ from the market weighting reflected in the Index in order to emphasize those companies that the Adviser believes are particularly strong with respect to advancing and empowering women when the Adviser believes that such a weighting is in the best interests of the Fund’s shareholders.

4. Comment.  With respect to Comment and Response 8 in the Registrant’s comment response letter dated April 17, 2014, please include the $10.00 wire redemption fee described in the “Redemptions of Individual Investor Class and Institutional Class Shares” section in the “Annual Fund Operating Expenses” table.

Response.  In response to your comment, the requested change will be made.

Statement of Additional Information

5. Comment. With respect to Comment and Response 9 in the Registrant’s comment response letter dated April 17, 2014, please revise the disclosure under the heading “Credit Default Swaps” to indicate that the Fund will segregate liquid assets in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.

Response. In response to your comment, the fifth paragraph of the section “Credit Default Swaps” under the heading “Derivative Instruments” will be revised as follows:

“The Fund will segregate liquid assets in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.”

* * * * *

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We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie, Esq.

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ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan D. Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

April 17, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:                             Pax World Funds Series Trust III (the “Registrant”)

(File Nos. 333-194601 and 811-22935)

Dear Mr. Bartz,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated April 11, 2014 in connection with the above-referenced registration statement on Form N-1A (the “Registration Statement”), filed with the Commission on March 17, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s comments are set forth below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

PROSPECTUS

Summary of Key Information — Index Description (Page 5)

1. Comment.  This section provides a description of the Index.  Please move this section to the summary discussion of the Fund’s principal investment strategy.  Also, please describe the market capitalization of the constituents of the Index.

Response. In response to your comment, the “Index Description” section will be moved so that it immediately follows the “Principal Investment Strategies” section ending on page 7.  Furthermore, in response to your comment, the following sentence will be added to the “Index Description” section:

“As of March 31, 2014, the Index included companies with market capitalization between approximately $772 million and $744.8 billion.“

Summary of Key Information — Principal Investment Strategies (Page 6)

2. Comment. The first paragraph of this section states that the Fund will invest 40% of its net assets in foreign companies “(or, if less, at least the percentage of net assets that is ten percentage points less than the percentage of the Index represented by foreign companies).”  We find the parenthetical confusing, and may not be consistent with our policy on “global” funds, and therefore must be revised.  Since the name of the Fund includes the term “global,” the Fund must “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).  To eliminate the confusion discussed above, the Fund could revise its policy to state that, under normal market conditions, it will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response. In response to your comment, the Fund’s policy will be revised to state that under normal market conditions, the Fund will invest at least 40% of its net assets in securities of foreign companies (unless the Adviser determines that market conditions would cause that not to be in the best interests of Fund shareholders, in which case the Fund would normally invest at least 30% of its assets in the securities of foreign companies).  The Registrant will revise the “Principal Investment Strategies” section accordingly.

3. Comment. The first paragraph also provides that the Fund may use an “optimized or enhanced strategy” to achieve its investment objective, weighting companies with “more favorable characteristics” more heavily than their respective weightings in the Index.  Please disclose these “more favorable characteristics,” and explain to us why the “optimized or enhanced strategy” is appropriate for an index fund.

Response. In response to your comment, the Registrant will replace the third sentence in the “Principal Investment Strategies” section with the following:

“The Fund generally invests in all of the components included in the Index, but may use a representative sampling strategy, or an optimized or enhanced strategy, to achieve its investment objective, weighting companies with more favorable characteristics with respect to women’s empowerment (e.g., number of women in executive positions or on the board of directors) more heavily than the Index, which uses market weights exclusively.”

The Registrant notes that enhanced index strategies are used by many other funds that seek to generate returns that exceed those of the corresponding index.

4. Comment. The second paragraph in this section states that, if the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries.  Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is currently concentrated.

Response. In response to your comment, the following sentence will be added to the “Principal Investment Strategies” section:

“As of March 31, 2014, the Index is not concentrated in any industry or group of industries.”

Summary of Key Information — Principal Risks (Page 7)

5. Comment. This section provides descriptions of the principal risks related to the Fund’s growth securities, value securities, and portfolio turnover.  Please disclose the Fund’s investment strategies related to these three risks in the discussion of the Fund’s principal investment strategies.

Response. In response to your comment, the following disclosure will be added to the “Principal Investment Strategies” section:

“The Fund’s investments in equity securities may include growth securities (shares in companies whose earnings are expected to grow more rapidly than the market), value securities (shares that the Adviser believes are trading at a lower price than their company’s intrinsic value) and companies of any size, including small- and medium-capitalization companies.  Because the Fund will normally adjust portfolio holdings in response to changes in the component securities of the Index, the Fund’s strategy may involve high portfolio turnover.”

About the Fund — Investment Objective (Page 12)

6. Comment. The first paragraph of the “Investment Restrictions” section on page 49 of the Statement of Additional information discloses that the Fund’s investment objective is a non-fundamental policy.  Please disclose in this section that the Fund’s investment objective may be changed without shareholder approval.  See Item 9(a) of Form N-1A.  Also, please disclose or explain to us supplementally what notice, if any, is provided to shareholders should the Fund’s investment objective be changed.

Response.  In response to your question, the following disclosure will be added to the “Investment Objective” section on page 12:

“The Fund’s investment objective may be changed by the board of trustees without a vote of shareholders.”

Furthermore, the Registrant notes that Item 9(a) of Form N-1A instructs the Registrant to:

“State the Fund’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.”

The Registrant respectfully submits that the modified disclosure meets this requirement.  However, the Registrant would ordinarily expect to provide notice to shareholders of any material change in the Fund’s investment objective.

About the Fund — Index Description (Page 12)

7. Comment. Please discuss in this section the policies and procedures enacted to minimize any potential conflicts caused by the fact that Pax World Mutual Funds and its affiliates act as both Index provider and investment adviser to the Fund.

Response. In response to your comment, the following disclosure will be added to the “Index Description” section:

“In connection with each annual re-constitution of the Index, Pax World Management LLC (“PWM”), the majority owner of the Adviser, provides MSCI with the names of the issuers to be included in the Index.  PWM and the Adviser have adopted policies and procedures designed to address conflicts of interest between PWM’s role in the creation and maintenance of the Index and the Adviser’s role in managing the Fund.  These policies and procedures prohibit the Fund’s portfolio managers, who are joint employees of PWM and the Adviser, from acquiring, for the Fund or their own account, securities under consideration for inclusion in the Index, and from selling, for the Fund or their own account, securities under consideration for removal from the Index, until MSCI has published the re-constituted Index.  As a result, the Fund will be unable to benefit from any advance knowledge by the Fund’s portfolio managers of changes to the composition of the Index.”

How to Sell Shares — Redemptions of Institutional Class and Individual Investor Class Shares (Page 25)

8. Comment. The penultimate paragraph in this section states that the Fund charges a fee of $10 for wire redemptions.  Please disclose this fee in the fee table.

Response. The Registrant notes that Instruction 2(d) to Item 3 of Form N-1A states:

“Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

The Registrant does not consider the wire redemption fee to be an account fee that is charged to a typical investor in the Fund because shares ordinarily are not redeemed by wire transfer.  Accordingly, the Registrant respectfully submits that the existing disclosure meets the requirements of Item 3 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Credit Default Swaps (Page 6)

9. Comment. The final paragraph in this section states that the Fund will segregate assets in an amount equal to the aggregate market value of the credit default swaps of which it is the seller.  Please revise this disclosure to provide that, when the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the credit default swap.

Response. In response to your comment, the third paragraph under the heading “Credit Default Swaps” will be revised as follows:

“The Fund will segregate liquid assets or enter into offsetting positions in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.”

Investment Restrictions (Page 49)

10. Comment. The second investment restriction provides the Fund’s fundamental concentration policy. Since the Fund’s concentration policy is based on the concentration of the Index, please confirm to us that, should the Fund change its Index, it will hold a shareholder vote to propose changing its concentration policy.

Response. The Registrant confirms that the Fund will not change the index upon which its concentration policy is based without the approval of a majority of the Fund’s outstanding voting securities.

Financial Statements (Page 86)

11. Comment. A “seed” financial statement for the Fund was not included in the registration statement.  Please confirm to us that this prospectus will not be used to sell shares of the Fund until the assets of the predecessor fund have been transferred to the Fund.

Response. The Registrant confirms that this prospectus will not be used to sell shares of the Fund until the assets of the predecessor fund have been transferred to the Fund.

GENERAL COMMENTS

12.  Comment. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

Response. The Registration confirms that it has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with the initial Registration Statement.

13. Comment. We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter.  The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

14. Comment.  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response. The Registration respectfully submits that it does not intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

15. Comment. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response.  In response to your comment, the Registrant will file its response in the form of a pre-effective amendment pursuant to Rule 472 under the Securities Act.

16. Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter.  The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie, Esq.